Exhibit 99.6

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IN THE UNITED STATES DISTRICT

COURTFOR THE DISTRICT OF

MARYLAND

Northern Division

SHIVA STEIN,	)
291 Union Street, 5E	)
Brooklyn, New York 11231)
	)	Case No.
Plaintiff,	)
	)	JURY TRIAL DEMANDED
v.	)
	)	COMPLAINT FOR VIOLATION
CYS INVESTMENTS, INC.,	)	OF THE SECURITIES
c/o The Corporation Trust, Inc. 2405)		EXCHANGE ACT OF 1934
York Road, Suite 201 Lutherville	)
Timonium, MD 21093,	)
)
KEVIN E. GRANT,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
TANYA S. BEDER,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
KAREN HAMMOND,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
RAYMOND A. REDLINGSHAFER, JR.,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
DALE A. REISS,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
and	)
)
JAMES A. STERN,	)
c/o The Corporation Trust, Inc.	)

Case 1:18-cv-01826-RDB Document 1 Filed 06/19/18 Page 2 of 26

2405 York Road, Suite 201)
Lutherville Timonium, MD 21093)
)
)
Defendants. )
)

Plaintiff Shiva Stein (“Plaintiff”), by her attorneys, brings this action against CYS Investments, Inc. (“CYS” or the “Company”), the members of the Company’s board of directors (collectively referred to as the “Board” or the “Individual Defendants,” and, together with CYS, the “Defendants”) for violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 240.14a-9, in connection with the proposed merger (the “Proposed Transaction”) by and among CYS, Two Harbors Investment Corp. (“Parent”), and Eiger Merger Subsidiary LLC (“Merger Sub,” and collectively with Parent, “Two Harbors”). Plaintiff alleges the following based upon personal knowledge as to herself, and upon information and belief, including the investigation of Counsel and review of publicly available information, as to all other matters.

NATURE OF THE ACTION

1. On April 26, 2018, CYS and Two Harbors issued a joint press release announcing their entry into an Agreement and Plan of Merger (the “Merger Agreement”) to sell CYS to Two Harbors. Under the terms of the Merger Agreement, CYS stockholders will receive:

a.	a number of shares of Two Harbors common stock determined by dividing (i) CYS’ adjusted book value per share, multiplied by 96.75%, by (ii) Two Harbors’ adjusted book value per share, multiplied by 94.20%; and

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b.	$15,000,000 divided by the sum of (i) the number of shares of CYS common stock issued and outstanding as of the effective time, and (ii) the number of shares of CYS common stock issuable upon the vesting of outstanding Company restricted stock (the “Merger Consideration”).

2. Based on the March 31, 2018 adjusted book value per share of each company, CYS stockholders would receive $7.79 of combined cash and stock per CYS share of common stock.

3. On May 25, 2018, Two Harbors filed a Form S-4 Registration Statement (the “Registration Statement”) with the SEC containing a joint proxy statement/prospectus. The Registration Statement, which recommends that CYS stockholders vote in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) CYS’ and Two Harbors’ financial projections, relied upon by CYS’ financial advisors Barclays and Credit Suisse Securities (USA) LLC (“Credit Suisse”); (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinions provided by Barclays and Credit Suisse; (iii) the background process leading to the Proposed Transaction; and (iv) potential conflicts of interest of Barclays. The failure to adequately disclose such material information constitutes a violation of Sections 14(a) and 20(a) of the Exchange Act as CYS stockholders need such information in order to make a fully informed decision whether to vote in favor of the Proposed Transaction

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4. In short, unless remedied, CYS’ public stockholders will be forced to make a voting decision on the Proposed Transaction without full disclosure of all material information concerning the Proposed Transaction being provided to them. Plaintiff seeks to enjoin the stockholder vote on the Proposed Transaction unless and until such Exchange Act violations are cured

PARTIES

5. Plaintiff is, and at all relevant times has been, a stockholder of CYS.

6. Defendant CYS is a Maryland corporation and maintains its principal executive offices at 500 Totten Pond Road, 6th Floor, Waltham, Massachusetts, 02451. CYS’s common stock is listed on the New York Stock Exchange under the ticker symbol “CYS”.

7. Defendant Kevin E. Grant has served as President, CEO, Chairman, and as a director of the Company since 2006, when he founded the Company.

8. Defendant Tanya S. Beder has been a director of the Company since 2012.

9. Defendant Karen Hammond has served as a director of the Company since 2014.

10. Defendant Raymond A. Redlingshafer, Jr. has served as a director of the Company since 2006.

11. Defendant Dale A. Reiss has served as a director of the Company since 2015.

12. Defendant James A. Stern has served as a director of the Company since 2006.

13. The parties in paragraphs 7 through 12 are referred to herein as the “Individual Defendants” and/or the “Board,” collectively with CYS the “Defendants.”

14. Non-party Two Harbors is a Maryland corporation and a party to the Merger Agreement. Two Harbors is headquartered at 575 Lexington Avenue, Suite 2930, New York, New York, 10022. Two Harbors common stock is listed on the New York Stock Exchange under the ticker symbol “TWO.”

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JURISDICTION AND VENUE

15. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act.

16. Personal jurisdiction exists over each Defendant either because the Defendant is incorporated in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

17. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took effect under the laws in this District; (ii) CYS is incorporated in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District; (iii) a substantial portion of the transactions and wrongs complained of herein, occurred under the laws of this District; (iv) relevant documents pertaining to Plaintiff’s claims are stored (electronically and otherwise), and evidence exists, in this District; and (v) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

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SUBSTANTIVE ALLEGATIONS

Company Background and the Proposed Transaction

18. CYS, incorporated in Maryland in 2006, is a specialty finance company taxed as a REIT. The Company primarily invests in agency residential mortgage-backed securities (“Agency RMBS”) guaranteed by fixed rate mortgage loans, adjustable-rate mortgages (“ARMs”), or hybrid ARMs. CYS also invests in debt securities issued by the U.S. Department of Treasury. The Company’s income is generated primarily from the difference between the interest income it earns on its investment portfolio and the cost of its borrowings and hedging activities (“net spread”).

19. CYS’ financial performance and growth prospects remained strong throughout 2017. During the Company’s October 26, 2017 third quarter of 2017 earnings call, CYS’ Chief Financial Officer (“CFO”) Jack DeCicco (“DeCicco”) highlighted the Company’s solid financial results, stating, “we feel very good about the third quarter and expect the asset and hedge portfolio repositioning that took place during the quarter to benefit future quarters and to enhance book value protection to the extent we experience a backup in rates.” DeCicco also noted that the third quarter of 2017 marked the sixth consecutive quarter that the Company paid a $0.25 dividend per share. Net income for the quarter was $83 million, or $0.54 per share, compared to $45 million, or $0.30 per share, in the second quarter of 2017.

20. On February 14, 2018, CYS announced its fourth quarter and year ended 2017 financial results. The Company maintained its consistent $0.25 per common share quarterly dividend. CYS’ debt securities portfolio increased to approximately $13.1 billion at December 31, 2017, from $12.9 billion at September 31, 2017. Despite a challenging environment, in CYS’ February 15, 2018 earnings call, defendant Grant highlighted CYS’ total stockholder return of 12.6% and market return of 17%, explaining “[t]his is a good result for an environment where the Fed raised short rates three times,

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clearly messaged that they’d be continuing to raise rates and also announced their plans to reduce their asset purchases going forwarded.” DeCicco also noted, “we are pleased with our annual results and have taken a more defensive position in anticipation of the current environment. . . .”

The Sale Process

21. On February 8, 2018, defendant Grant received an unsolicited proposal to acquire CYS in a stock-for-stock merger from a mortgage REIT referred to in the Registration Statement as Company C. Thereafter, the independent members of the Board formed a special committee (the “Special Committee”) comprised of defendants Stern (chairman), Hammond and Beder. The Board subsequently engaged Barclays and Credit Suisse to act as its advisors.

22. On February 21, 2018, defendant Grant received an unsolicited proposal to acquire CYS from another mortgage REIT referred to in the Registration Statement as Company B. Company B had previously expressed an interest in exploring a potential acquisition of CYS in July 2016, executed a non-disclosure agreement and engaged in due diligence before withdrawing its indication of interest in September 2016.

23. On February 27, 2018, the Special Committee met and authorized Barclays and Credit Suisse to contact six additional potential bidders to determine whether they would be interested in submitting an offer to enter into a business combination or strategic transaction with CYS.

24. Following the outreach, CYS entered into non-disclosure agreements containing standstill provisions with seven of the eight potential bidders (including Two Harbors, Company B, Company C, a mortgage REIT that previously expressed interest in exploring a potential acquisition of CYS in April 2016, referred to in the Registration

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Statement as Company A, a publicly traded mortgage REIT referred to in the Registration Statement as Company D and a publicly traded mortgage REIT referred to in the Registration Statement as Company E). The Registration Statement fails to disclose whether the standstill provisions contained in the non¬disclosure agreements are still in effect and operate to preclude the six potential bidders (not including Two Harbors) from making a topping bid for the Company.

25. Barclays and Credit Suisse invited bidders other than Company C (who had already submitted an initial indication of interest) to submit preliminary indications of interest by March 12, 2018. The parties were subsequently invited to submit indications of interest incorporating CYS’ transaction expense assumptions by March 16, 2018.

26. On March 19, 2018, the Special Committee met to review the revised bids, which reflected the following proposed purchase prices per share of CYS common stock: (i) Company B - $7.27 per share; (ii) Company C - a range of $7.33 to $7.47 per share; (iii) Two Harbors - $7.33 per share; (iv) Company D - $7.42 per share and (v) Company E - $7.15 per share.

27. Following the March 21, 2018 Board and Special Committee meetings, the Special Committee determined to invite Company C, Company D and Two Harbors to participate in the second round of the process. As Company B was unwilling to participate on CYS’ proposed timeline, the Special Committee also determined to invite Company E to participate in the second round. The parties received access to a virtual data room and were asked to submit a markup of a draft merger agreement.

28. On April 3, 2018, the four parties submitted third round indications of interest, with Company C revising its proposed purchase price to $7.46 per share. Also on April 3, following a meeting with the Special Committee’s legal counsel, Two Harbors

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agreed to make certain changes to its proposed markup of the draft merger agreement, including PRCM Advisers LLC , Two Harbors’ external manager and a subsidiary of Pine River Capital Management L.P, agreeing to contribute $10 million in cash as part of the merger consideration. This amount was later increased to $15 million.

29. On April 5, 2018, the Board met and, following discussion, instructed the Special Committee to continue negotiations with Two Harbors and Company C.

30. On April 11, 2018, Company C delivered a revised draft of the merger agreement that included adjustments to the offer price and purchase price mechanics which purportedly resulted in at least a $0.11 per share reduction in Company C’s per share offer price. Following Company C’s refusal to increase its bid, the Special Committee proceeded to negotiate the final terms of the Proposed Transaction with Two Harbors.

31. On April 18, 2018, CYS and Two Harbors executed an exclusivity agreement, providing for exclusivity regarding a strategic transaction until April 25, 2018.

32. On April 25, 2018, Barclays and Credit Suisse rendered their fairness opinions and the Board approved the Merger Agreement. The next day, the parties executed the Merger Agreement, which was dated effective as of April 25, 2018.

The Proposed Transaction

39. On April 26, 2018, CYS and Two Harbor issued a joint press release announcing the Proposed Transaction, which states, in relevant part:

NEW YORK—(BUSINESS WIRE)—Two Harbors Investment Corp. (NYSE: TWO) (“Two Harbors”), a leading hybrid mortgage real estate investment trust (“REIT”), and CYS Investments, Inc. (NYSE: CYS) (“CYS”), an Agency mortgage REIT, announced today that they have entered into a definitive merger agreement under which Two Harbors will acquire CYS.

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In connection with the merger, CYS stockholders will exchange their shares of CYS common stock for newly issued shares of Two Harbors common stock as well as aggregate cash consideration of $15,000,000. The number of Two Harbors shares issued will be based on an exchange ratio to be determined by dividing 96.75% of CYS’ adjusted book value per share by 94.20% of Two Harbors’ adjusted book value per share. For illustrative purposes, assuming the merger occurs and the exchange ratio was based on March 31, 2018 adjusted book value per share, CYS stockholders would receive $7.79 of combined cash and stock consideration per share of CYS common stock owned, which represents a premium of approximately 17.7% over the CYS closing price per share on April 25, 2018. The actual exchange ratio for the merger will be publicly announced at least five business days prior to the required stockholder votes on the merger.

Two Harbors and CYS will hold a joint conference call at 9:00 A.M. Eastern Time on April 26, 2018 to discuss the merger. To participate in the teleconference, please call toll-free (877) 868-1835, Conference Code 7197703, (or (914) 495-8581 for international callers) approximately 10 minutes prior to the above start time. You may also listen to the teleconference live via the Internet and review related materials at www.twoharborsinvestment.com in the Investor Relations section under the Events and Presentations link.

Anticipated Benefits to Two Harbors Stockholders from the Merger

•	Additional capital supports continued growth in target assets: A larger capital base will support the continued growth across Two Harbors’ target assets, and positions Two Harbors to take advantage of market opportunities as they arise.

•	Improved cost structure: Expect that the combination of Two Harbors and CYS will create cost efficiencies and decrease Two Harbors’ other operating expense ratio by 30 to 40 basis points. Additionally PRCM Advisers’ agreement to reduce its base management fee on the new CYS equity will further enhance operating cost efficiencies in the year following the close of the transaction.

•	Expect to maintain $0.47 per share quarterly dividend: Following the close of the transaction, Two Harbors anticipates that its current quarterly dividend of $0.47 will be sustainable through 2018, subject to market conditions and the discretion and approval of Two Harbors’ Board of Directors.

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•	Enhanced scale and liquidity with potential for premium valuation: With a pro forma equity base of nearly $5.0 billion, Two Harbors stockholders will benefit from the scale, liquidity and capital alternatives of a larger combined company. Additionally, larger capitalized mortgage REITs have historically carried premium valuations.

•	Anticipate improved Agency spreads in 2018: If so, Two Harbors believes this deal will be accretive to earnings and endorses the capital raising attendant to this transaction.

Anticipated Benefits to CYS Stockholders from the Merger

•	Enhanced scale and liquidity: CYS stockholders will benefit from increased operating scale, liquidity and capital alternatives available to a larger combined company.

•	Meaningful premium to CYS stockholders: Based on March 31, 2018 adjusted book values per share, CYS stockholders would receive $7.79 of combined cash and stock consideration per share of CYS common stock, which represents a premium of approximately 17.7% over the CYS closing price per share on April 25, 2018.

•	Benefit from a more diversified business model: Two Harbors’ hybrid business model is positioned to withstand periods of market volatility and is comprised of a mix of asset classes and a platform that is challenging to replicate. Two Harbors’ portfolio includes a Rates strategy comprised of Agency RMBS paired with mortgage servicing rights (“MSR”), and a Credit strategy, comprised primarily of deeply discounted, legacy non-Agency RMBS.

•	Strong stewards of capital: Two Harbors has a history of being strong stewards of its stockholders’ capital. Since 2009, Two Harbors has outperformed its peer group and has grown its book value with less volatility. Additionally, Two Harbors has a stock repurchase program in place to support its stock.

About the Merger

Upon the closing of the merger, CYS stockholders will exchange their shares of CYS common stock for newly issued shares of Two Harbors common stock as well as aggregate cash consideration of $15,000,000, payable to CYS stockholders on a pro rata basis.

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The number of Two Harbors shares to be received by CYS stockholders will be based on an exchange ratio to be determined by dividing 96.75% of the CYS adjusted book value per share by 94.20% of the Two Harbors adjusted book value per share. As defined in the Merger Agreement, adjusted book value per share for each company means (i) such company’s total consolidated common stockholders’ equity after giving pro forma effect to any dividends or other distributions for which the record date is after the exchange ratio determination date but prior to the closing of the merger and as modified for potential transaction-related adjustments, divided by (ii) each respective company’s number of shares of common stock issued and outstanding, including shares issuable upon the vesting of restricted stock.

As of March 31, 2018, the adjusted book value per share for Two Harbors and CYS, on a pro forma basis, would have been $15.63 and $7.41, respectively, representing an exchange ratio of 0.4872x, with each share of CYS being exchanged for 0.4872 shares of Two Harbors. For illustrative purposes, under a pro forma exchange ratio, assuming the merger occurs and the exchange ratio was calculated as of March 31, 2018, CYS stockholders would receive approximately 75.7 million Two Harbors shares (representing approximately 30% of the Two Harbors’ total outstanding shares immediately following the merger), which, in combination with the cash consideration of $15,000,000, would value CYS at approximately $7.79 per share of common stock. This valuation represents a premium of approximately 17.7% above the closing price per share of CYS common stock on the New York Stock Exchange on April 25, 2018.

The actual exchange ratio for the merger will be publicly announced at least five business days prior to the required stockholder votes on the merger.

In connection with the merger, PRCM Advisers LLC, Two Harbors’ external manager, a subsidiary of Pine River Capital Management L.P., has agreed to reduce the base management fee it charges Two Harbors with respect to the additional equity under management resulting from the merger from 1.5% of Stockholders’ Equity on an annualized basis to 0.75% through the first anniversary of the closing of the merger. PRCM Advisers LLC will also make a one-time downward adjustment of $15,000,000 to the management fees payable by Two Harbors for the quarter in which the merger closes. PRCM Advisers has also agreed to a post-closing downward adjustment of up to $3.3 million to reimburse Two Harbors for certain transaction related expenses.

In addition to the above consideration, Two Harbors would assume the existing notional $75 million in CYS 7.75% Series A cumulative redeemable preferred stock and $200 million in CYS 7.50% Series B cumulative redeemable preferred stock.

Following the closing of the transaction, all senior management positions will continue to be led by Two Harbors’ personnel and Two Harbors Board of Directors will be expanded to include two additional independent directors from CYS Investments’ current board, James Stern and Karen Hammond.

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The completion of the merger is subject to the satisfaction of certain customary conditions, and is subject to the approval of the stockholders of both Two Harbors and CYS. The companies expect the transaction to close in the third quarter of 2018.

“We are pleased to announce the acquisition of CYS Investments, which we believe represents a unique opportunity to create value for our stockholders,” stated Thomas Siering, Two Harbors’ President and Chief Executive Officer. “This transaction offers Two Harbors stockholders the opportunity to benefit from additional capital, supporting continued growth in our target assets, as well as an improved cost structure. The combination of the two companies also supports the potential for the premium valuation of a pro forma Two Harbors.”

“We are excited about the opportunity to merge with Two Harbors and believe that our stockholders will benefit from the increased scale, diversification and liquidity of the combined companies,” stated Kevin Grant, CYS Investments’ Chairman, Chief Executive Officer, President and Chief Investment Officer. “Two Harbors has a long history of being strong stewards of capital and we believe this transaction should enhance value for our stockholders over the long-term.”

JMP Securities LLC is serving as financial advisor, and Sidley Austin LLP is serving as legal advisor to Two Harbors. Barclays Capital Inc. and Credit Suisse Securities (USA) LLC are serving as financial advisors, and Vinson & Elkins LLP is serving as legal advisor to CYS.

Insiders’ Interests in the Proposed Transaction

42. CYS and Two Harbors insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of CYS.

43. CYS’ directors and executive officers stand to reap substantial financial benefits for securing the deal with Two Harbors. Pursuant to the Merger Agreement, all outstanding shares of Company restricted stock will vest and be converted into the right to receive the Merger Consideration. The following table sets forth the value of restricted stock that the Company’s directors and executive officers will receive upon consummation of the Proposed Transaction:

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	Number of Shares of CYS Restricted Stock to be Accelerated (#)	Value of Accelerated Shares of CYS Restricted Stock ($)
Executive Name
Kevin E Grant	501,840	3,793,425
Jack DeCicco	93,936	710,065
Richard E. Cleary	86,818	656,260
Thomas A. Rosenbloom	96,918	732,606
Director Name		—
Tanya S. Beder	3,206	24,234
Karen Hammond	3,206	24,234
Raymond A. Redlingshafer, Jr.	3,206	24,234
Dale A. Reiss	3,206	24,234
James A. Stern	3,206	24,234

33. Moreover, if they are terminated in connection with the Proposed Transaction, the Company’s named executive officers stand to receive substantial cash severance payments in the form of golden parachute compensation, as set forth in the following table:

Golden Parachute Compensation

Name	Cash ($)	Equity ($)	Benefits ($)	Total ($)
Kevin E. Grant	9,136,458	3,793,425	48,314	12,978,197
Jack DeCicco	1,325,833	710,065	64,157	2,100,055
Richard E. Cleary	1,129,083	656,260	64,157	1,849,500
Thomas A. Rosenbloom	1,200,000	732,606	64,157	1,996,764

The Registration Statement is Materially Incomplete and Misleading

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45. The defendants filed a materially incomplete and misleading Registration Statement with the SEC and disseminated it to CYS’ stockholders. The Registration Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed voting decision in connection with the Proposed Transaction.

46. Specifically, as set forth below, the Registration Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) CYS’ and Two Harbors’ financial projections, relied upon by CYS’ financial advisors Barclays and Credit Suisse; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinions provided by Barclays and Credit Suisse; (iii) the background process leading to the Proposed Transaction; and (iv) potential conflicts of interest of Barclays. Accordingly, CYS stockholders are being asked to make a voting decision in connection with the Proposed Transaction without all material information at their disposal.

Material Omissions Concerning CYS’ and Two Harbors’ Financial Projections

34. The Registration Statement is materially deficient because it fails to disclose material information relating to the Company’s intrinsic value and prospects going forward.

35. First, the Registration Statement omits material information regarding CYS management’s financial projections and the financial projections of Two Harbors.

36. For example, the Registration Statement fails to disclose for CYS over the projection period of December 31, 2018 through December 31, 2020: (i) tangible book value per share (“TBVPS”); (ii) dividend yield; (iii) dividends; and (iv) distributed cash flows.

37. Additionally, the Registration Statement fails to disclose for Two Harbors over the projection period of December 31, 2018 through December 31, 2020: (i) TBVPS; (ii) dividend yield; (iii) dividends; and (iv) distributed cash flows.

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38. Moreover, the Registration Statement sets forth that in connection with rendering their fairness opinions, both Barclays and Credit Suisse reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the pro forma combined company, including financial projections of Pro Forma Two Harbors prepared and furnished to Barclays and Credit Suisse by Two Harbors, and relied upon by Barclays and Credit Suisse upon the advice and at the direction of CYS (“Pro Forma Projections”). Yet, the Registration Statement wholly omits the Pro Forma Projections relied upon by both Barclays and Credit Suisse in their financial analyses.

39. The omission of this information renders the statements in the “Certain Two Harbors Unaudited Prospective Financial Information,” “Certain CYS Unaudited Prospective Financial Information,” “Opinion of CYS’s Financial Advisor, Barclays Capital Inc.” and “Opinion of CYS’s Financial Advisor, Credit Suisse Securities (USA) LLC” sections of the Registration Statement false and/or materially misleading in contravention of the Exchange Act

Barclays’ Valuation Analyses and Fairness Opinion

40. The Registration Statement describes Barclays’ fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Barclays’ fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, CYS’s stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Barclays’ fairness opinion in determining how to cast their vote on the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to CYS’s stockholders.

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41. With respect to Barclays’ Dividend Discount Analysis, the Registration Statement omits the projected dividends for both CYS and Two harbors provided by the Company’s management.

42. With respect to Barclays’ Selected Comparable Company Analysis and Selected Precedent Transaction Analysis, the Registration Statement fails to disclose the individual multiples Barclays calculated for each company and transaction utilized in the analyses. The omission of these multiples renders the summary of the analysis and the implied values materially misleading. A fair summary of the analyses requires the disclosure of the individual multiples; merely providing the range that a banker applied is insufficient, as CYS stockholders are unable to assess whether Barclays applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the Company’s valuation.

Credit Suisse’s Valuation Analyses and Fairness Opinion

43. The Registration Statement also describes Credit Suisse’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Credit Suisse’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, CYS’s stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Credit Suisse’s fairness opinion in determining how to cast their vote on the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to CYS’s stockholders.

44. With respect to Credit Suisse’s Dividend Discount Analysis, the Registration Statement omits the projected dividends for both CYS and Two harbors provided by the Company’s management, as well as the inputs and assumptions underlying the discount rates applied by Credit Suisse.

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45. With respect to Credit Suisse’s Selected Comparable Company Analysis and Selected Precedent Transaction Analysis, the Registration Statement fails to disclose the individual multiples Credit Suisse calculated for each company and transaction utilized in the analyses. The omission of these multiples renders the summary of the analysis and the implied values materially misleading. A fair summary of the analyses requires the disclosure of the individual multiples; merely providing the range that a banker applied is insufficient, as CYS stockholders are unable to assess whether Credit Suisse applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the Company’s valuation.

Material Omissions Concerning the Sales Process

46. The Registration Statement also fails to disclose or misstate material information relating to the sale process leading up to the Proposed Transaction.

47. The Registration Statement discloses that CYS entered into nondisclosure agreements that contained “customary standstill provisions” with six potential bidders other than Two Harbors. However, the Registration Statement omits whether these standstill provisions expired upon announcement of the Proposed Transaction or contain so-called “don’t-ask-don’t-waive” (“DADW”) provisions that preclude these parties from making a topping bid for the Company. A DADW provision prevents a party from approaching the Company’s Board privately to request a waiver of the standstill provision in order to submit a superior proposal. This omission is particularly notable because the Registration Statement discloses that the Merger Agreement prohibits CYS or its subsidiaries from terminating, waiving, amending, or modifying any provision of the standstill provisions. Thus the Board has potentially willfully blind itself to

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any superior offers from these six parties. Such information is material to CYS stockholders as a reasonable CYS stockholder would find it material and important to their voting decision whether or not parties that had previously been interested in a potential acquisition of the Company are now foreclosed from submitting superior proposals.

30. Defendants’ failure to provide CYS stockholders with the foregoing material information renders the statements in the Background of the Merger section of the Registration Statement false and/or materially misleading.

Material Omissions Concerning the Potential Conflicts of Interest Faced by Barclays

48. Further, the Registration Statement fails to disclose material information concerning potential conflicts of interest faced by the Company’s financial advisors, Barclays and Credit Suisse.

49. The Registration Statement sets forth that “Barclays has performed various investment banking services for CYS and Two Harbors in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services.” Registration Statement at 100. The Registration Statement fails, however, to disclose the past services and past fees for these services received by Barclays.

50. Moreover, the Registration Statement fails to disclose whether Credit Suisse has performed past work for CYS and, if so, the amount of any compensation Credit Suisse has received in connection with such services.

51. Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives. CYS stockholders need to be provided with a description of the services and the fees received for these services performed by Barclays on behalf of CYS and Two Harbors to compare these services and fees and assess whether Barclays had a strong historical relationship with Two Harbors that could have impacted its advice provided to CYS.

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52. The omission of this information renders the statements in the “Opinion of CYS’s Financial Advisor, Barclays Capital Inc.” and “Opinion of CYS’s Financial Advisor, Credit Suisse Securities (USA) LLC” sections of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

53. In sum, the omission of the above-referenced information renders statements in the Registration Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the special shareholder meeting to vote on the Proposed Transaction, Plaintiff will be unable to make a fully-informed decision regarding whether to vote in favor of the Proposed Transaction, and is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violations of Section 14(a) of the Exchange Act

and Rule 14a-9 Promulgated Thereunder)

54. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

55. Section 14(a)(1) of the Exchange Act makes it “unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.” 15 U.S.C. § 78n(a)(1).

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56. Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that registration statement communications with shareholders shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9.

57. The omission of information from a registration statement will violate Section 14(a) and Rule 14a-9 if other SEC regulations specifically require disclosure of the omitted information.

58. Defendants have issued the Registration Statement with the intention of soliciting stockholder support for the Proposed Transaction. Each of the Defendants reviewed and authorized the dissemination of the Registration Statement, which fails to provide critical information regarding, amongst other things: (i) the valuation analyses performed by the Company’s financial advisors, Barclays and Credit Suisse; (ii) the background process leading up to the Proposed Transaction; and (iii) the potential conflicts of interest faced by Barclays in advising the Board.

59. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Registration Statement, but nonetheless failed to obtain and disclose such information to CYS common stockholders although they could have done so without extraordinary effort.

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60. The Individual Defendants knew or were negligent in not knowing that the Registration Statement is materially misleading and omits material facts that are necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon most if not all of the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the Registration Statement states that Barclays and Credit Suisse reviewed and discussed their financial analyses with the Board, and further states that the Board considered the financial analyses provided by Barclays and Credit Suisse, as well as its fairness opinion and the assumptions made and matters considered in connection therewith. Further, the Individual Defendants were privy to and had knowledge of the projections for the Company and the details surrounding the process leading up to the signing of the Merger Agreement. The Individual Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the Registration Statement, rendering the sections of the Registration Statement identified above to be materially incomplete and misleading. Indeed, the Individual Defendants were required to, separately, review Barclays’ and Credit Suisse’s analyses in connection with their receipt of the fairness opinion, question the advisors as to the derivation of fairness, and be particularly attentive to the procedures followed in preparing the Registration Statement, and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions.

61. The Individual Defendants were, at the very least, negligent in preparing and reviewing the Registration Statement. The preparation of a registration statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes

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negligence. The Individual Defendants were negligent in choosing to omit material information from the Registration Statement or failing to notice the material omissions in the Registration Statement upon reviewing it, which they were required to do carefully as the Company’s directors. Indeed, the Individual Defendants were intricately involved in the process leading up to the signing of the Merger Agreement and the preparation of the Company’s financial projections.

62. CYS is also deemed negligent as a result of the Individual Defendants’ negligence in preparing and reviewing the Registration Statement.

63.The misrepresentations and omissions in the Registration Statement are material to Plaintiff and the CYS stockholders, who will be deprived of their right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff and the CYS stockholders have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the CYS stockholders be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

64. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

65. The Individual Defendants acted as controlling persons of CYS within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as directors of CYS, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of CYS, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

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66. Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

67. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of CYS, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The Registration Statement at issue contains the unanimous recommendation of the Board to approve the Proposed Transaction. The Individual Defendants were thus directly involved in the making of the Registration Statement.

68. In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Registration Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

69. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

70. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the CYS stockholders will be irreparably harmed.

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71. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the Registration Statement;

B. Directing the Individual Defendants to account to Plaintiff for all damages suffered as a result of the Individual Defendants wrongdoing;

C. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

D. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: June 19, 2018		LEVI & KORSINSKY LLP

	By:	/s/ Donald J. Enright
Donald J. Enright (Bar No. 13551)

Case 1:18-cv-01826-RDB Document 1 Filed 06/19/18 Page 26 of 26

1101 30th Street, N.W., Suite 115
Washington, DC 20007
T: (202) 524-4290
F: (202) 333-2121 Email: denright@zlk.com

Attorneys for Plaintiff

Of Counsel:

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

Gloria Kui Melwani 270 Madison Avenue
New York, NY 10016
Telephone: (212) 545-4600
Facsimile: (212) 686-0114

Counsel for Plaintiff